                                             Filed by BioTransplant Incorporated
                                       Pursuant to Rule 425 under the Securities
                                                          Act of 1933 and deemed
                                             filed pursuant to Rule 14a-12 under
                                             the Securities Exchange Act of 1934
                                                   Subject Company: Eligix, Inc.
                                                  Commission File No.: 000-28324

Statements in this filing regarding the benefits of the BioTransplant/Eligix merger, including future financial and operating results, timing of the closing of the merger, and the benefits of the merger, are forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following important factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: failure of BioTransplant's or Eligix' stockholders to approve the merger; costs related to the merger; the difficulty the market may have in valuing the BioTransplant/Eligix business model; the risk that BioTransplant's and Eligix' businesses will not be integrated successfully; the failure of the combined business to realize anticipated benefits of the merger; and other economic, business, competitive and/or regulatory factors affecting BioTransplant's business generally, including those factors set forth in BioTransplant's filings with the Commission, including its most recent Annual Report on Form 10-K. BioTransplant is under no obligation to, and expressly disclaims any obligation to, update or alter its forward-looking statements, whether as a result of new information, future events or otherwise.

Investors and stockholders are urged to read the proxy statement/prospectus, which will be filed with the Securities and Exchange Commission by BioTransplant, because it will contain important information. The proxy statement/prospectus (when it is available) will be sent to stockholders of BioTransplant seeking their approval of the proposed transaction. A free copy of the proxy statement/prospectus (when it is available) and other documents filed by BioTransplant with the Commission are available for free at the Commission's web site at www.sec.gov. BioTransplant stockholders may also obtain the proxy statement/prospectus and these other documents without charge by directing a request to: BioTransplant Incorporated, Attention: Richard Capasso, Building 75, Third Avenue, Charlestown Navy Yard, Charlestown, MA 02129, telephone (617) 241-5200. BioTransplant and its directors, executive officers, employees and certain other persons may be deemed to be participants in the solicitation of proxies from BioTransplant's stockholders to approve the proposed BioTransplant/Eligix merger. Such individuals may have interests in the merger, including as a result of holding options or shares of the companies. A detailed list of names, affiliations and interests of the participants in the solicitation will be contained in BioTransplant's proxy statement/prospectus contained in its registration statement to be filed with the Commission with respect to the proposed merger.

Set forth below is the text of certain slides used during discussions related to the proposed merger transaction involving BioTransplant Incorporated and Eligix, Inc.

BIOTRANSPLANT
INCORPORATED [LOGO]

ELIGIX [LOGO]



IMPORTANT INFORMATION

Various remarks that will be made in this presentation today about management's future expectations, plans and prospects, including statements about expected clinical and regulatory milestones, market size and the strategic benefits of the Eligix acquisition, constitute forward-looking statements. BioTransplant's actual results may differ materially from those indicated by these forward-looking statements as a result of various important factors, including failure of BioTransplant's or Eligix' stockholders to approve the merger; costs related to the merger; the difficulty the market may have in valuing the BioTransplant/Eligix business model; the risk that BioTransplant's and Eligix' businesses will not be integrated successfully; the failure of the combined business to realize anticipated benefits of the merger; and other economic, business, competitive and/or regulatory factors affecting BioTransplant's business generally, including those factors set forth in BioTransplant's Annual Report on Form 10-K under the heading "Risk Factors That May Affect Results" which is on file with the SEC.



IMPORTANT INFORMATION

You are urged to read the proxy statement/prospectus relating to the Eligix acquisition when it becomes available, because it will contain important information. The proxy statement/prospectus will be filed with the SEC by BioTransplant. You may obtain a free copy of the proxy statement/prospectus (when available) and other documents filed by BioTransplant at the SEC's web site at www.sec.gov. You may also obtain the proxy statement/prospectus and these other documents by directing a request to BioTransplant Incorporated,
Attention: Richard Capasso, Building 75, Third Avenue, Charlestown Navy Yard, Charlestown, MA 02129, telephone (617) 241-5200. BioTransplant and its directors, executive officers, employees and certain other persons may be deemed to be participants in the solicitation of proxies from BioTransplant's stockholders to approve the proposed merger. Such individuals may have interests in the merger, including as a result of holding options or shares of the companies. A detailed list of the names, affiliations and interests of the participants in the solicitation will be contained in BioTransplant's proxy statement/prospectus contained in its registration statement to be filed with the SEC with respect to the proposed merger.

BIOTRANSPLANT AND ELIGIX

 ...joining to become the industry leader in immune modulation for transplantation therapy in cancer and other serious diseases.


STRATEGIC FIT

--       Strengthens cell therapy franchise

--       Provides key components for AlloMune-TM-

--       Adds multiple late-stage products

--       Provides near term revenue stream

--       Broadens technology platform

--       Stregthens management team

--       Expands collaborative relationships


TERMS OF THE TRANSACTION

Consideration:                            --   6.6 million BioTransplant shares

Pro Forma Ownership:                      --   Bio Transplant 66%; Eligix 34%

Accounting:                               --   Purchase

Board of Directors:                       --   Eligix to nominate 3 additional
                                               directors, one of whom will be
                                               Walter Ogier

Expected Time of Closing:                 --   Late Q1 2001

COMBINED PRODUCT PORTFOLIO

[Bar Chart]

                       PRODUCT

                       --      MEDI-507

                               -     Transplantation:  Phase I/II

                               -     Psoriasis:  Phase I/II

                       --      AlloMune-TM-
BioTransplant
                               -     Oncology:  Phase I/II

                               -     Solid Organ Transplant:  Phase I

                               -     Congenital Disorders:  Research/Preclinical

                               -     Autoimmune:  Research/Preclinical

                       --      XenoMune-TM-:  Research/Preclinical


                       --      B Cell-HDM:  Phase III

                       --      T Cell-HDM:  Phase III

                       --      PanT-HDM:  Research/Preclinical

Eligix                 --      BrCa-HDM:  Research/Preclinical

                       --      Neu/RBC-HDM:  Research/Preclinical

                       --      ReacT-HDM:  Research/Preclinical

                       --      AcTCell-HDM:  Research/Preclinical

                       --      Leuko-HDM:  Research/Preclinical


BIOTRANSPLANT

--       Founded in 1991

--       Located in Charlestown, MA

--       Two products in clinical trials (Medi-507; AlloMune-TM-)

--       Major collaborators

         -         Novartis

         -         Massachusetts General Hospital

         -         MedImmune

         -         Charles River Laboratories


OVERVIEW OF BIOTRANSPLANT'S TECHNOLOGY


--       Proprietary set of technologies to re-program the immune system

-- Allows long-term tolerance of donor cells, tissues and organs through transplantation

--       Applications to a wide range of medical conditions

         -        Bone Marrow and Organ transplantation

         -        Cancers

         -        Autoimmune diseases

         -        Congenital hematological disorders


OVERVIEW OF ALLOMUNE-TM- SYSTEM

--       Integrated and proprietary set of components

--       Strong patent protection

--       Market research supports market acceptance


PROCEDURE                     CONDITION PATIENT            CONDITION TRANSPLANT

THERAPEUTIC                   MEDi-507                     Eligix HDM Device
                                       AlloMune-TM- System


ADVANTAGES OF BIOTRANSPLANT'S TECHNOLOGY

-- Improve clinical outcomes in bone marrow transplantation for cancer and other serious diseases

         -        More rapid recovery

         -        Reduced adverse effects

         -        Reduced relapse rates

         -        Superior survival and economics

--       Reduce or eliminate need for lifelong immunosuppressive therapy

         -        Reduced adverse side effects

         -        Reduced health care costs

BIOTRANSPLANT ALLOMUNE-TM- PROGRAM

[GRAPHIC DEPICTING BIOTRANSPLANT'S BONE MARROW CHIMERISM PROCESS]


ALLOMUNE-TM- CANCER

Product:                           --   System to re-program immune defenses with bone marrow
                                        transplants to better attack cancer cells

                                   --   Encouraging pilot clinical data

Indications:                       --   Blood cell cancers

Market:                            --   $500 million

Next Milestone:                    --   Complete Phase I/II refractory lymphoma trial

                                   --   Begin Phase II/III refractory lymphoma trial

                                   --   Begin pilot trials for additional indications

Collaborator:                      --   None



ALLOMUNE-TM- TRANSPLANT

Product:                           --   Re-programs the recipient's immune system to accept a
                                        transplanted donor organ as "self" without chronic immunosuppression

Advantages:                        --   Improved quality of life, reduced costs, improved graft
                                        acceptance

Indications:                       --   Organ transplant

Market:                            --   $500 million

Next Milestone:                    --   Initiate Phase I/II clinical trial to demonstrate
                                        proof-of-concept in humans

Collaborator:                      --   None

MEDI-507 MONOCLONAL ANTIBODY

Product:                           --   Patented humanized monoclonal antibody exclusively licensed to
                                        BioTransplant

                                   --   Positive clinical results

Indications:                       --   Bone marrow transplant (GvHD), autoimmune disease, organ
                                        transplant

Market:                            --   $350 million transplant market and much larger autoimmune market

Next Milestone:                    --   Complete Phase I/II psoriasis trials

                                   --   Initiate Phase II psoriasis trial

Collaborator:                      --   MedImmune



XENOMUNE-TM- SYSTEM

Product:                           --   Based on AlloMune-TM-Transplant, extended to enable acceptance of miniature swine organs

Indication:                        --   Cross-species organ transplant

Market:                            --   $5 billion

Next Milestone:                    --   Initiate Novartis Joint Venture

Collaborators:                     --   Novartis, MGH, Charles River Laboratories


BIOTRANSPLANT'S PRODUCT PIPELINE


                PRODUCT                          DEVELOPMENT STATUS                   COLLABORATOR
AlloMune-TM-
   -     Lymphoma                                    Phase I/II                           None

   -     Kidney Transplantation                        Phase I                            None

   -     Other cancers                               Preclinical                          None

MEDI - 507
   -     Psoriasis                                   Phase I/II                         MedImmune

   -     Transplantation                             Phase I/II                         MedImmune

XenoMune-TM-
   -     Animal to human Transplantation             Preclinical                 Novartis Joint Venture


ELIGIX

--       Privately held; located in Medford, MA

-- Develops cell selection products essential to bone marrow and stem cell transplantation

-- Core technologies originated from research at Coulter Corporation, in collaboration with Harvard's Dana-Farber Cancer Institute, and Johns Hopkins University

--       2 products in Phase III with European sales in 2001

--       Technology platform applies to autologous and allogenic therapies


OVERVIEW OF ELIGIX TECHNOLOGY

-- High Density Micropartilces ("HDM") with monoclonal antibodies attached to their surfaces

         -        Extremely selective to blood or tumor cells

--       HDM effectively removes unwanted cells

         -        Simple laboratory procedure

         -        CONSISTENT results of 99.99% or greater depletion

--       Portfolio of monoclonal antibodies

--       Applications to cancer, autoimmune diseases and transplantation.



ADVANTAGES OF ELIGIX TECHNOLOGY

--       Removes unwanted cells and leaves beneficial cells

--       Avoids loss of important ancillary cells

--       Better yield of stem cell subsets - 90%

--       Ability to deplete specific T Cell subsets

--       Better depletion of tumor cells - 99.99% + %

--       Avoidance of cell activation

ROLE OF ELIGIX PRODUCTS IN ALLOMUNE-TM-

--      Provides key component for AlloMune-TM-

--      Minimizes graft versus host disease

        -        Avoids potentially lethal complications

        -        Expands transplant market

--      Provides standardized stem cell transplant procedure

        -        Provides more consistent clinical outcomes

        -        Enables more predictable and controlled healthcare costs



BCELL - HDM

Product:                               --    Removes malignant B-cells from bone marrow transplants

                                       --    Superior performance versus alternative methods

Indications:                           --    Non Hodgkins Lymphoma, multiple myeloma, and other B-cell
                                             cancers

Market:                                --    $250 million

Clinical Status:                       --    Phase III in Q1 2001

Expected Milestones                    --    CE Mark - Q1 2001; US Cost Recovery - Q1 2001

Collaborators:                         --    None



BRCA - HDM


Product:                               --    Removes malignant breast cancer cells from
                                             bone marrow transplants

Indications:                           --    Stage II and III ("high risk") breast cancers;
                                             Stage IV ("early metastasis") breast cancer

Market:                                --    $500 million

Clinical Status:                       --    Preclinical development

Collaborators:                         --    None

TCELL - HDM

Product:                               --    Depletes undesirable T-cells from bone marrow
                                             transplants and donor leukocyte infusions (DLI)

                                       --    Very strong Phase I/II data in DLI

Indications:                           --    Most hematologic malignancies; most chemotherapy
                                             responsive solid tumors

Market:                                --    $200 million

Clinical Status:                       --    Phase I/II completed; Phase III in 2001

Expected Milestones:                   --    CE Mark - Q3 2001; US Cost Recovery - Q2 2001

Collaborators:                         --    None



PANT - HDM

Product:                               --    Depletes undesirable T (and B) cells from bone
                                             marrow transplants and autoimmune cells from
                                             autologous transplants

Indications:                           --    Most hematologic malignancies; most
                                             chemotherapy responsive solid tumors; severe
                                             autoimmune disease

Market:                                --    $400 million

Clinical Status:                       --    Preclinical development

Collaborators:                         --    None

PRO FORMA COLLABORATIVE RELATIONSHIPS


                                  BIOTRANSPLANT                                ELIGIX
                                    Novartis                          Beckman-Coulter/Immunotech
CORPORATE
                                    MedImmune

                           Charles River Laboratories

                               Stem Cell Sciences


                          Massachusetts General Hospital                  Harvard/Dana Farber
ACADEMIC
                             Alberta Research Council                       Johns Hopkins

                         Catholic University of Louvain




SENIOR MANAGEMENT TEAM

-- Strong senior management team with extensive experience in immunology and transplantation

--       Elliot Lebowitz, Chief Executive Officer

--       Walter C. Ogier, President & COO

--       Addition of broad commercial capabilities



FINANCIAL STATUS

1999 Revenues                            $9.5 million

1999 Expenses                            $18.1 million

1999 Net Loss                            ($8.7) million

Cash at end of Q3-2000                   $19.4 million

EXPECTED BIOTRANSPLANT MAJOR MILESTONES

PRODUCT                                     EXPECTED EVENTS

AlloMune-TM-              Begin Phase II/III in refractory lymphoma in H2-2001

MEDI-507                  Begin Phase II psoriasis trials in Q1-2001

XenoMune-TM-              Initiate Novartis JV in Q1-2001



EXPECTED ELIGIX MAJOR MILESTONES


            PRODUCT                CE MARK           US COST RECOVERY          INITIATE PHASE III
           BCell-HDM               Q1 2001               Q1 2001                     H1 2001
           TCell-HDM               Q3 2001               Q2 2001                     H2 2001

PRECLINICAL DEVELOPMENT

           PanT-HDM
           BrCa-HDM



KEY INVESTMENT CONSIDERATIONS

-- Combined companies will become the leader in immune modulation for transplantation therapies

-- Powerful and transforming proprietary technology platform addressing large cancer and transplant markets

--       Phase III expected in 2001

--       Near term revenues expected in 2001

--       Stream of modular, high margin products

--       Major strategic collaborations

-- Strong management team with extensive immunology and transplantation experience